OLSHAN
Park Avenue Tower * 65 East 55th Street * New York, New York 10022
Telephone: 212-451-2300 * Facsimile: 212-451-2222
_____________________________________________________________________________________

October 24, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Form 10-K for the Year ended December 31, 2012
Filed March 29, 2013 (“2012 Form 10-K”)
File No. 333-167960

Ladies and Gentlemen:
On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we are hereby responding to the comment received from the staff of the U.S. Securities and Exchange Commission by letter dated October 23, 2013, with respect to the captioned filing.
A courtesy copy of this letter is being provided directly to the staff for its convenience (attention: Ms. Sharon Virga, Senior Staff Accountant).
To facilitate the staff’s review, the Commission’s comment precedes the Company’s response.
Form 10-K for the fiscal year ended December 31, 2012

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 33

1.
We note that your auditor’s report refers to “the auditing standards” of the PCAOB rather than to “the standards” of the PCAOB as is required by the PCAOB’s Auditing Standard No. 1. Please explain why the report includes the qualifier “auditing”; and if the reason is a typographical error, please amend the filing to include a corrected audit report.

Response: As is required by the PCAOB’s Auditing Standard No. 1, the Company’s 2012 Form 10-K was amended to correct the Report of Independent Registered Public Accounting Firm to refer to “the standards” of the PCAOB, rather than to “the auditing standards” of the PCAOB. The auditor's report mistakenly included the qualifier “auditing” as a typographical error. The amendment containing all of Item 8, including the corrected auditor's report, will be filed as a Form 10-K/A pending no additional comments on the Company's 2012 Form 10-K as a result of the Commission's current review of the Company's Form S-1 as filed with the Commission on October 16, 2013.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further clarification in respect of the 2012 Form 10-K, please do not hesitate to contact LeAnn Hitchcock, the Company’s Interim Chief Financial Officer, at (407) 341-7133, or me at (212) 451-2234.

Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Ms. Sharon Virga, Senior Staff Accountant
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

LeAnn Hitchcock, Interim CFO, IZEA, Inc.

IZEA, Inc.
1000 Legion Place, Suite 1600
Orlando, Florida 32801

October 24, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc. (the “Company”)
Form 10-K for the Year ended December 31, 2012
Filed March 29, 2013
File No. 333-167960

Ladies and Gentlemen:

In connection with the Company’s response to the comment received from the staff of the U.S. Securities and Exchange Commission by letter dated October 23, 2013, the Company acknowledges:
1.    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
IZEA, INC.

By: /s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
President and Chief Executive Officer